SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the
Securities Exchange Act of 1934

ITEX Corporation
(Name of Subject Company)

ITEX Corporation
(Name of Person Filing Statement)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

465647204
(CUSIP Number of Class of Securities)

Steven White
Chairman of the Board and
Chief Executive Officer
ITEX Corporation
3326 160th Avenue SE, Suite 100
Bellevue, WA 98008
(425) 463-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Stephen Tollefsen Tollefsen Business Law P.C. 2707 Colby Ave., Ste. 1116 Everett, WA 98201 (425) 353-8883

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(3)	Press release issued by ITEX on January 28, 2008 (incorporated by reference to our Current Report on Form 8-K, as filed on January 28, 2008)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ITEX Corporation

Date: January 28, 2008	By:	/s/ Steven White
Steven White Chairman of the Board Chief Executive Officer